Exhibit 99.42

IsoEnergy Commences Utah 2024 Exploration Program

Saskatoon, SK, May 6, 2024 – IsoEnergy Ltd. (“IsoEnergy” or the “Company”) (TSXV: ISO; OTCQX: ISENF) is pleased to announce that it has commenced its 2024 exploration program in Utah, focusing on four projects: the Tony M Mine, the Rim Mine, the Daneros Mine and the Sage Plain project. Situated within the Colorado Plateau, the mines benefit from underground past-production, and are fully permitted and in proximity to Energy Fuels’ White Mesa Mill, the only operational conventional uranium mill in the U.S., and with whom IsoEnergy has a toll milling agreement. The 2024 exploration program is expected to complement the Company’s ongoing efforts to reopen the Tony M Mine, as announced on February 29, 2024.

Highlights:

•	Geophysical contractors have mobilized to site to commence the initial 8 line-kms of orientation seismic surveys over the known uranium mineralization at Tony M Mine, Rim Mine, Daneros Mine and Sage Plain project areas.

•	Detailed sedimentological outcrop mapping has commenced at Tony M.

•	14.4 kms of orientation ground Electromagnetic (EM) and Induced Polarisation (IP) surveys are planned to commence in May.

•	Results from the geophysical surveys, sedimentological mapping and historic exploration data are expected to be integrated to define new exploration targets for subsequent drill testing in Q4.

Philip Williams, CEO and Director, commented, “Following the recent passing of a bill to ban Russian uranium imports into the United States, never before has the need to identify and develop reliable sources of uranium supply from the United States and other reliable Western jurisdictions been more evident. This aligns with our efforts to restart production from our past producing, fully permitted mines in Utah. To further underpin our planned future production and support our planned resource growth, we are excited to have launched our Utah exploration program. Our technical team has vast experience in the exploration for uranium deposits across the globe and specifically on the Colorado Plateau. This experience, combined with the application of cutting-edge geophysical techniques and traditional boots on the ground mapping, we believe will generate the next phase of discoveries in the Colorado Plateau.”

Figure 1 – Location map of the Tony M Mine, Rim Mine, Daneros Mine, and Sage Plain project in proximity to Energy Fuels’ White Mesa Mill, the only operational conventional uranium mill in the U.S. with licensed capacity of over 8Mlbs of U₃O₈ per year, located in Utah.

2024 Exploration Program

The 2024 exploration program in Utah has commenced with field crews being mobilized to the south Utah project areas. This year’s work will focus on four projects in Utah: Tony M Mine, Rim Mine, Daneros Mine and the Sage Plain project (Figure 1). The three mines are fully permitted and past-producing underground mines within the Colorado Plateau. These projects have traditionally relied on being explored and developed with intensive surface drilling techniques. This legacy work has provided IsoEnergy with a strong foundation of geologic and resource information on the existing properties. However, work of this magnitude today would be expensive and time consuming. Numerous recent technological advances in both the collection and processing of geophysical information may provide a breakthrough in the exploration methodology used to explore for tabular sandstone uranium deposits. This year’s work is expected to trial several surface geophysical methods (including seismic and electrical) to identify discrete drill targets without the need to conduct extensive grid drilling as had been the predominant method of past exploration programs.

The Tony M Mine, Rim Mine, and Sage Plain project ore bodies are hosted within, and proximal to, sandstone channels in the Salt Wash member of the Morrison Formation. This is the same formation which hosts the Uravan Mineral Belt, a prolific uranium mining district which has produced nearly 85 million pounds of U3O8. The Tony M Mine, Rim Mine, and Sage Plain project all have significant underground infrastructure and either current mineral resources, in the case of Tony M, or known historical mineral resources, in the case of Rim and Sage Plain, identified near existing workings. The Daneros Mine property is hosted within, and proximal to, sandstone channels in the Shinarump member of the Chinle Formation and is also fully permitted with underground development near known historical mineral resources. Daneros is part of the White Canyon district which has produced over 20 million pounds of U3O8.

The sandstone channels that host the uranium mineralization were deposited in higher energy depositional regimes that scoured into the paleo topography and created channels of permeable sandstone in the thick series of finer grained material of the Colorado Plateau. These relatively permeable sandstone channels were the pathways for the movement of uranium/vanadium pregnant ground waters. When the permeable sandstones channels deliver the pregnant mineral bearing solutions into proximity of an oxidation-reduction boundary, usually formed by accumulations of carbon and methane produced by the decay of organic matter, uranium and vanadium minerals are precipitated. Identification of these channels, which preferentially control the flow of the metal bearing solutions, is critical to exploring for uranium and was traditionally done by blind drilling and by following the thicker sandstone channels. This has been a resource intensive task in the past, and through the application of innovative geophysical techniques, IsoEnergy expects to work to find more expedient ways to identify these prospective areas.

Initially, innovative seismic data acquisition techniques are planned to be trialed to map the location of the critical sandstone channels at both the regional and mine scales. IsoEnergy will acquire nearly 8 kilometers of new seismic data across four properties (refer to Figures 2, 3 and 4). Although these sandstone channels are discreet in comparison to the other sedimentary units within the Colorado Plateau, seismic reflection is expected to detect the scour horizons at the base of the channels and indicate the most permeable areas. If the framework of the sandstone channels can be identified through an interpretation of the data collected during the seismic survey, a significant reduction in the expenditure of surface exploration drilling will be realized.

To further narrow down the surface drilling targets within the sandstone channels, IsoEnergy expects to trial multiple electric geophysical surface survey methods. These will include EM and IP surveys over areas of known uranium mineralization. The goal of these survey methods is to identify, along the margins of the extensive sandstone channels, areas that are relatively richer in carbonaceous matter and or disseminated sulfides. Superimposing these electrical surface surveys on the channels identified by the seismic work, is expected to provide the ultimate filtering of areas and facilitate a more surgical use of surface drilling, potentially shortening the time and cost to make a discovery.

Additionally, the above geophysical work is anticipated to be complemented by an extensive sedimentological study of each project area to elucidate the local geological framework of the deposits. This work will begin on the surface by identifying the local trends of paleo deposition of the host units and assist in planning the initial geophysical surface surveys. At the Tony M Mine, this work will continue into the existing underground workings (over 18 miles of existing infrastructure). All the accessible areas will be mapped in detail and sampled for uranium and vanadium content. This is expected to provide much needed clarification for the local controls of mineralization at the Tony M mine and provide IsoEnergy with an advanced knowledge of geological ore controls that will benefit mine planning and grade control when mining resumes. The Company believes this will derisk the initial mining operations and help maintain the desired grade of production.

The combination of identifying the sandstone channel conduits with the seismic data, locating the areas of favourable for accumulation of reductants with electric surface surveys, and applying the site-specific sedimentological framework is expected to further delineate drilling targets without the need for the traditional pattern drilling technique. The successful application of these techniques could significantly reduce the cost and environmental impact of uranium and vanadium exploration and development of future projects in the Colorado Plateau.

This initial work program is expected to be completed by late summer 2024, including the interpretation of the new geophysical acquisition techniques. Using these results, IsoEnergy plans to develop precise surface drilling targets that have been derived from this work program.

TS34S R11E
TS35S R11E
SOUTHWEST DEPOSIT
TONY M DEPOSIT
TONY M PORTAL
Tony M Project
Garfield County, Utah
IsoEnergy
31
32
33
06
05
04
07
08
09
10
18
17
16
15
19
20
21
0
0.25
0.5
1
Miles
Legend
Mine Portal
Local Access
Underground Workings
2024 Geophysical Survey
Tony M U V Deposit
Property Location
Utah PLSS Sections
OR
ID
WY
SD
NE
NV
UT
CO
KS
CA
AZ
NM
OK
TX

Figure 2 – Location map of Tony M Mine showing location of the planned geophysical surveys over the known mineral resource.

Figure 3 – Location map of both the Rim Mine and Sage Plain project (consisting of the past producing Dunn, Silver Bell, Wilson, Sage and Calliham Mines) showing location of the planned geophysical surveys over areas for exploration target generation.

Figure 4 – Location map of the Daneros Mine showing the location of the planned geophysical surveys over the historic workings and areas for exploration target generation.

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dr Darryl Clark, P.Geo., IsoEnergy’s Executive Vice President, Exploration and Development, who is a “Qualified Person” (as defined in NI 43-101 – Standards of Disclosure for Mineral Projects).

About IsoEnergy Ltd.

IsoEnergy Ltd. (TSXV: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S., Australia, and Argentina at varying stages of development, providing near, medium, and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East Project in Canada’s Athabasca Basin, which is home to the Hurricane deposit, boasting the world’s highest grade Indicated uranium Mineral Resource.

IsoEnergy also holds a portfolio of permitted, past-producing conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels Inc. These mines are currently on stand-by, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

For More Information, Please Contact:

Phill Williams

CEO and Director
info@isoenergy.ca
1-833-572-2333

X: @IsoEnergyLtd

www.isoenergy.ca

Neither the TSX Venture Exchange nor its Regulations Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the 2024 planned exploration program; the anticipated results of the 2024 exploration program and the Company’s anticipated use of such exploration results; the anticipated restart of production from past producing mines in Utah and planned resource growth. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the planned exploration activities are completed as currently contemplated; that the results of the planned exploration activities are as anticipated, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, including the price of uranium, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the Company’s filings with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.